UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 18, 2014
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release Intended Delisting and Cancellation of Securities from the London
Stock Exchange

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
18 August 2014
NEWS RELEASE
Intended Delisting and Cancellation of Securities from the London Stock Exchange
(JOHANNESBURG) AngloGold Ashanti Limited ("AngloGold" or "the Company") announces that its board of directors has resolved to request the cancellation of the listing of the Company's ordinary shares and depositary interests of ZAR 0.25 each (ISIN: ZAE000043485) (together, the "Securities")
on the Official List of the UK Listing Authority and the cancellation of the admission to trading of the
Securities on the Main Market of the London Stock Exchange plc (the "LSE").
In connection with the proposed delisting, the board of AngloGold has also resolved to terminate the
Company’s UK depositary interest programme. This programme was established in 2012 to facilitate trading of the Company’s shares on the LSE.
Reasons for the delisting
AngloGold has decided to apply for the voluntary delisting of its Securities because of the lack of liquidity on the LSE and the minimum number of Securities held in the UK. The vast majority of trading in AngloGold stock takes place through the Johannesburg Stock Exchange (the “JSE”) and
New York Stock Exchange (the “NYSE”), and AngloGold has further listings on the Ghana Stock
Exchange (the “GhSE”) and Australian Securities Exchange (the “ASX”). AngloGold wishes to streamline its administrative procedures and reduce costs arising from listings on multiple stock exchanges.
As the volume of trading on the Securities on the LSE is low and the Company’s shares will continue to be traded on the JSE, the NYSE, the GhSE and the ASX, AngloGold believes the impact on its shareholders of delisting from the LSE will be minimal. During the past five years, for similar reasons, the Company has also cancelled its respective listings in Brussels and Paris.

Effect of the delisting and termination of the depositary interest programme
It is intended that on 22 September 2014 (the “Effective Date”), the Securities will cease to be admitted to the Official List of the UK Listing Authority and cease to be admitted to trading on the Main
Market of the LSE. Holders of Securities which are admitted to trading on the LSE (“UK
Shareholders”) will be able to continue to deal as usual in the Company’s Securities on the LSE until
19 September 2014. From and including the Effective Date, UK Shareholders will no longer be able to trade their Securities on the LSE.
AngloGold has directed Computershare Investor Services PLC (“Computershare”), as depositary, to terminate AngloGold’s depositary interest programme with effect from 15 October 2014 (the “DI
Programme Termination Date”). Consequently, and in accordance with the terms of the depositary interest trust deed, Computershare will provide 30 days’ notice of termination to all depositary interest holders.
As set out above, depositary interest holders will be able to trade their depositary interests on the LSE up to and including 19 September 2014. From and including the Effective Date, holders of depositary interests will no longer be able to trade their depositary interests on the LSE.
Prior to the DI Programme Termination Date, any depositary interest holder may direct their broker to complete a CREST Stock Withdrawal Form, in order for their holding to be replaced with the equ ivalent number of fully paid ordinary shares in the Company and transferred to the Company’s
Jersey register.
Any depositary interests remaining on the Company’s UK depositary interest register as at the DI
Programme Termination Date will be cancelled and replaced on or shortly after the DI Programme
Termination Date with the equivalent number of fully paid ordinary shares in the Company and the holders of such shares will be entered onto the Company’s Jersey register.
It is the intention of the Company that the Jersey register will remain in place for approximately 12 months after the Effective Date. All holders of ordinary shares held on the Company’s Jersey register as at the Effective Date, together with previous holders of depositary interests whose depositary interests have been replaced after the Effective Date with shares of the Company in certificated form, will remain on the Jersey register after the delisting. For further information regarding the Jersey register, please contact Computershare at the address or on the telephone number below.

Shareholders on the Jersey register after the Effective Date will be able to trade their shares on any of the stock exchanges on which the Company is listed, however, the most liquid exchanges for the
Company’s stock are the JSE and the NYSE.
· Shareholders on the Jersey register who wish to trade their shares on the JSE will be required to dematerialise their shareholding. For further information on the steps that need to be taken to trade on the JSE, please contact the Company’s South African Transfer Secretaries,
Computershare Investor Services (Pty) Limited at the address or telephone number below.
· Shareholders on the Jersey register who wish to trade their shares on the NYSE will be required to convert their shareholding to ADRs. For further information on the steps that need to be taken to trade on the NYSE, please contact AngloGold's Depository Bank, Bank of New
York Mellon at the address or telephone number below.
· Shareholders on the Jersey register who wish to trade their shares on the GhSE or the ASX should speak to their broker.
The Company is aware that, until the close of business on 19 September 2014, Redmayne-Bentley
Stockbrokers is willing to provide a sale only dealing service (on the LSE) to UK resident individuals holding certificated shares on the Jersey register, subject to their normal terms and conditions and market availability. Following the delisting and cancellation of trading on the LSE, Redmayne-Bentley
Stockbrokers may be able to assist UK resident individuals holding certificated shares on the Jersey register with dematerialising their shareholding to allow such shareholders to trade (sale only) on the
JSE. Any shareholder who is interested in utilising either service should contact Matthew Burke or
Colin Day of Redmayne-Bentley Stockbrokers either by telephone on 01132006400 or by email at
southafricandealing@redmayne.co.uk
.
All holders of shares held on the Company’s Jersey register on the date on which the Jersey register is closed will then be migrated to the Company’s shareholder register in South Africa and such shares will be listed on the JSE.
Expected delisting timetable
Application has been made to the UK Listing Authority for the Securities to be removed from the
Official List, and to the LSE for the Securities to be removed from trading. The last day of dealings in the Securities on the LSE is expected to be 19 September 2014. The cancellation of the listing and of trading in the Securities on the LSE is expected to take effect at or about 08:00 on 22 September
2014.

ENDS
Sponsor to AngloGold Ashanti
UBS South Africa (Pty) Limited
Contact details for enquiries relating to this announcement
AngloGold Ashanti Limited
Stewart Bailey
Senior Vice President: Investor Relations
Tel +27 11 637 6031
South African Transfer Secretaries
Computershare Investor Services (Pty) Limited
(Registration number 2004/003647/07)
70 Marshall Street
Johannesburg 2001
South Africa
(P O Box 61051, Marshalltown 2107, South Africa)
Tel +27 11 370 5000
E-mail: web.queries@computershare.co.za
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 889 3177
Fax: +44 870 703 6101
ADR Depositary
The Bank of New York
Investor Services, P O Box 11258
Church Street Station
New York, NY 10286-1258
United States of America
Telephone: +1 888 269 2377 (Toll free in USA) or +9 610 382 7836 (outside USA)
E-mail: shareowners@bankofny.com

GENERAL ENQUIRIES
Media
Chris Nthite +27 (0) 11 637 6388/+27 (0) 83 301 2481 cnthite@anglogoldashanti.com
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
General inquiries media@anglogoldashanti.com
Investors
Stewart Bailey +27 81 032 2563 / +27 11 637 6031 sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada) +1 (212) 858 7702 / +1 646 379 2555 sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 11 6376763 / +27 82 821 5322 fmgidi@anglogoldashanti.com
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health, and safety issues, are forward-looking statements regarding AngloGold
Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2013 which was filed with the United States Securities and Exchange Commission (“SEC”) on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
This communication may contain certain “Non
-
GAAP” financial measures. AngloGold Ashanti utilises certain Non
-GAAP performance measures and ratios in
managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website:
www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 18, 2014
By:
/s/ M E SANZ PEREZ________
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance